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                                                               TELUS CORPORATION
                                                                  Res. #16198950
                                                         Moderator: John Wheeler
                                                        8/30/00 - 2:00 p.m. - MT
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                                TELUS CORPORATION

                             MODERATOR: JOHN WHEELER
                                 AUGUST 30, 2000
                                  2:00 P.M. MT

Operator:          Ladies and gentlemen, thank you for standing by. Welcome to the TELUS Corporation retail broker investor conference call. All participants will be in a listen only mode for the duration of the conference. As a reminder, this conference is being recorded Wednesday, August 30th, 2000.

                   I would now like to turn the conference over to Mr. John Wheeler, VP of Investor Relations. Please go ahead, sir.

John Wheeler:      Thank you very much, and thank you to all those on the line that are joining us today. Let me introduce who is on the line. We have Darren Entwistle, the President and CEO of TELUS, and George Cope, the President and CEO of Clearnet.
                   The format of the call will be some introductory comments and then some -- a question-and-answer session based on some submitted and common questions that we've been getting.

                   Slides that accompany these remarks are available -- and only available -- on the transaction website. If you're not already on that, here's the address: www.telus.com/clearnet. So turning to slide two, let me remind you that the opening comments and answers will contain statements about expected future events and future financial results of TELUS and Clearnet that are forward-looking and are subject to risks and uncertainties. These risk factors are listed in the company's regulatory filings.

                   Let me now turn to slide three, and before I turn you over to Darren, let me outline what we will be covering on the call. We'll start with the TELUS strategy and the deal benefits. Next, George will review the deal from the Clearnet viewpoint, and then we'll take a quick run through the financing and valuation issues, and conclude with the investment opportunity.

                   Darren, over to you, and we're now on slide four.

Darren Entwistle:  Thanks very much, John. Well, it's been a very exhilarating last 10 days following the announcement of the deal on the 21st of August. It is the largest acquisition in Canadian Telecom's history. It's $6.6 billion, and it does create the largest mobile operator in the Canadian market place.

                   In my first week on the job, I took the opportunity at that time to communicate what TELUS would be doing as an organization in terms of strategy development. In essence, we are an organization that will be focusing on exploiting the convergence that's taking place between voice, data, IP and mobility within the market, essentially, our task being to turn IP technology into competitive advantages for Canadian business, or compelling solutions for Canadian residential consumers.

                   At that particular time, I set out two immediate priorities for the organization. One was to establish a national footprint for our mobility business, mobility business that had up to that time been landlocked in Alberta and B.C. and was seeking to establish a national footprint. And the second priority being to accelerate the development and deployment of our data and IP services.
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                                                               TELUS CORPORATION
                                                                  Res. #16198950
                                                         Moderator: John Wheeler
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                   This particular deal, which as I've just said creates the
                   largest mobile operator in Canada in terms of revenue, allows us as well to effectively leverage the strategic partnership that we have in place with Verizon in the U.S. That strategic partnership is enshrined by a brand and technology agreement which allows us to tap into proprietary applications, technology, and indeed to leverage the purchasing power that Verizon has. In essence, you can see this deal bringing together the largest mobile operator in Canada with the largest mobile operator in the U.S., Verizon Wireless, who has some 25.5 million subscribers.

                   And on the purchasing power front, leveraging Verizon's relationships with their suppliers across both handset and technology procurement, as well as advantageous access to new features and applications, will be brought to good effect for Canadians in the mobile market. And indeed, when Verizon's
                   25.5 million subscribers now come north of the border, well, they're going to be roaming on our national network.

                   Clearly, as I said, we had two routes to achieve our objective of a national footprint. I'm now moving on to slide six. One route was to have participated in the spectrum auction and built our national network capability. The other, of course, was the acquisition of Clearnet. For four reasons, we view it as better to have bought rather than participated in the spectrum auction and built out our own network. Let me explain each in turn.

                   Firstly, the acquisition of Clearnet gives us speed to market. Overnight, we assume the market leadership position in the Canadian mobile industry. This contrasts favorably against participating in the spectrum auction. Should we have been successful, spending about $1 billion to acquire a license, spending another billion dollars to roll out the network infrastructure, and the considerable sums to acquire a considerable mobile base within central and eastern Canada, and probably by the end of the three years, in terms of the roll out of our network, well, we would be at the bottom tier of the Canadian mobile players rather than in a market leadership position.

                   In addition, we also pick up a skilled employee base. We get access to top management talent. George Cope has agreed to assume the position of President and CEO of the new mobility business, but we also pick up, importantly, 2600 skilled mobile employees, located predominantly in central and eastern Canada, which fits well with our expansion plans.

                   Contrast this with recruiting from scratch in a market such as the telecommunications industry, where there is a serious imbalance between the demand and supply for talent. You come down on the side of the buy side.

                   Third reason is, of course, spectrum richness. The acquisition of Clearnet gives us 45 megahertz worth of spectrum, versus 10, perhaps 20 megahertz acquired by the auction process. As a result of this deal, we will have the most spectrum of any mobile operator in North America, with 45 to 55 megahertz of spectrum, coast to coast.

                   Finally, we modeled the benefits of buying versus building, and have determined that the acquisition route creates an additional $1.5 billion of value for our shareholder base. Two final thoughts to ebb in your mind: number one, the uncertainty inherent in an auction process has now been eliminated for our shareholders. They have clarity with respect to the implementation of our data, IP and mobility strategy. And secondly, it improves the competitive dynamic in the market by mitigating the potential for the emergence of a fifth operator.

                   Moving on to slide seven, to give you a flavor of what attracted us to Clearnet as an organization, firstly, we pick up not one but two national digital wireless networks, firstly
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                   the Mike business, predicated upon the iDEN technology, which covers 21 million POPs, and secondly, the PCS business, which covers 17 million POPs. And Clearnet as an organization has a license to extend that coverage to 31 million POPs. This contrasts very well with the 6.6 million POPs of coverage we had previously within B.C. and Alberta.

                   Additionally, the two organizations, TELUS Mobility and Clearnet, have compatible CDMA technology, which allows us to leverage the PCS platform to drive top line revenue growth, and also to integrate our network operations to benefit the bottom line. We also inherit from Clearnet two key relationships with Nextel and Motorola, who are leaders in the global mobile industry, and we intend to embrace and build upon those relationships going forward.

                   Turning now to slide eight, to give you the highlights of the deal, we've acquired 100 percent of Clearnet. The consideration is in the form of 50 percent cash and 50 percent stock, specifically $2.3 billion in cash and $53.86 million TELUS class A non-voting shares. That gives us an equity value, or consideration, for Clearnet of $4.6 billion. When you layer in the net debt at Clearnet, you get an implied enterprise value of $6.6 billion.

                   We, of course, paid $70 a share for Clearnet, and in addition to that, the implied exchange ratio for TELUS to Clearnet shares is 1.636. Importantly, Nextel and Motorola have elected to receive 100 percent and 75 percent TELUS stock, respectively, and to a standstill on their position for a period of at least one year, which speaks volumes for their confidence in the deal, volumes for the confidence in TELUS stock, and for the prospect for the business on a go-forward basis.

                   We intend to close this deal in mid to late October and concurrent with closing, we intend to seek a listing on the U.S. exchange.

                   Turning to slide nine, a couple of things which speak to the timing of the deal. I've already alluded to the fact that getting this deal done in advance of the spectrum auction this autumn eliminates the uncertainty associated with the auction process. I have participated personally in seven spectrum auctions during the course of my career, and I can tell you there is no such thing as a guaranteed outcome.

                   Secondly, I believe that we are on the cuff of the next spurt of growth with respect to mobile penetration. Currently in Canada, mobile penetration stands at 25 percent, up 500 basis points over the last 12 months, and it now shows signs of accelerating. If you contrast this with experience garnered through G-7 countries, it indicates that once penetration hits the sweet spot of 25 percent, it typically accelerates rapidly thereafter. And a lot of that, of course, would be fueled by data and IP applications.

                   And I think an excellent way of forecasting mobile penetration growth in Canada going forward is to actually take a look at the U.S. The Canadian market typically lags the U.S. market by 12 to 18 months, so I think if you take a snapshot of the picture in the U.S. right now, super-impose it on the Canadian market in about 12 months' time, and you can forecast fairly accurately the developments that are likely to transpire.

                   Finally, moving to slide 10, having a look at the synergies associated with this deal, they are significant. A lot of these synergies are peculiar to a Canadian acquirer. This is an intra-country deal, rather than a foreign investor stepping into the market, which means the potential for synergy realization is much greater, and a lot of these synergies are indeed peculiar to TELUS itself as an organization.
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                                                               TELUS CORPORATION
                                                                  Res. #16198950
                                                         Moderator: John Wheeler
                                                        8/30/00 - 2:00 p.m. - MT
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                   We expect to derive between $2.1 and $2.4 billion of
                   synergies, which equates to some $32 to $36 per Clearnet share. That breaks down as follows. We expect to realize $1.6 billion from operating synergies. That comes from revenue enhancements, operating cost reductions, and capital cost savings. In addition to that, we expect to realize between $500 million and $800 million of tax synergies related to the accelerated use of the tax loss carry-forwards at Clearnet.

                   Additionally, in these particular numbers, there are a number of unquantified synergies, which relates to things such as the bundling of wireless and wireline products, providing back-haul on a national basis for the Clearnet organization, and tapping into the Verizon relationships. All those things that I talked about at the outset of this call in terms of leveraging the relationship with Verizon are not included in these synergy numbers themselves. Additionally, these synergies are net synergies. The cost of realizing these synergies is, again, included in these numbers.

                   Moving now to slide 11, I'll hand over now to George Cope, who will be the future president and CEO of the new mobility business. George, over to you.

George Cope:       Great.  Thanks, Darren, and thanks, everyone, for taking the time today to be brought up to date on this transaction. Let me begin on slide 11 with just a brief overview of Clearnet.

                   Clearnet, starting basically from a ground-zero start in the digital world in '95-'96 today has 700,000 subscribers. Darren has mentioned our team members of 2,600 already.

                   As you know on the phone, we've been very successful in the capital markets, both in Canada, in the United States and around the world in raising over $3 billion in capital. I think most importantly there is the over 40 analysts who cover Clearnet which we hope to and plan to work with as many of them to understand the TELUS story and take that story to the U.S. market with the U.S. listing that Darren's already talked about.

                   We've led the Canadian wireless industry in post-paid growth in the last year. We've led in revenue growth. We have both digital networks in CDMA and Mike and, most importantly, the crown jewels of our company are the 45 megahertz of wireless spectrum that we have in the market place today in Canada.

                   Now, why now and why go forward with this transaction? Well, first of all, obviously to our shareholders, the board of directors have recommended that this is a tremendous transaction for them. Most importantly to the Clearnet board have been the people who have invested in this company throughout its history, those that invested in our IPO have now seen a four and a half times return on their money in just over five years. Even those who most recently contributed to our last treasury issue in December of '99 have seen a 75 percent return and, most importantly, this deal represents a 61 percent premium to the 20-day trailing average of the stock prior to the announcement. Our debt holders also receive significant credit enhancement.

                   At the same time, though, this transaction isn't all about cash, it's about shares and cash and we think that's a very important item for our shareholders as they now get to participate in the story going forward of TELUS and the TELUS Mobility story. The competitive position of Clearnet is improved dramatically through, if you will, transferring this asset into the TELUS group and organization.

                   Now, when you look at TELUS, they were by far the most
                   logical choice for us going forward. I am on slide 13 now. I've just been told to remind you of. TELUS has a
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                                                               TELUS CORPORATION
                                                                  Res. #16198950
                                                         Moderator: John Wheeler
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                   complementary network to Clearnet. It operates at CDMA in the
                   PCS world as do we, so it fits. They had really no assets on the network side in eastern Canada. We have done disproportionately well in eastern Canada. TELUS has dominated, if you will, the market in western Canada.

                   Another logical reason for this transaction is the Mike business will be dramatically improved in western Canada as we get access now to the 1,600 cell sites that TELUS has in western Canada at 800 megahertz, the same frequencies that Mike works on and we get access to the business distribution channel that TELUS has through its independent dealer channels in the West to sell this product as well. It truly it is an ideal synergy. On top of that, our back-haul costs, which currently are very expensive because we are not a teleco, will now accrue to TELUS and that is clearly a synergy for them in this transaction.

                   Let me now go to slide 14 and, as you know already, I have accepted the role of CEO of this new merged wireless entity -- by the way, with great enthusiasm. The metrics here are second to none and when you are talking to your investors over the next few days about this story, please refer to some of these numbers.

                   This company led the industry pro forma last year in subscriber growth. It leads the industry in total revenue and, most importantly, in a growth story, growth in revenue. It has the highest ARPU of over $57 when you blend the two organizations together -- and, by the way, that's about 21 percent higher than the other national wireless carrier and higher, again, than the new PCS entrant.

                   We have the largest spectrum position of any company in North America. That will become increasingly important as we move towards Web services on wireless phones over the next two years. And we lead the industry in churn. As a result, we have the most valuable client base.

                   We believe this -- the wireless asset within TELUS will trade at a premium to other wireless assets in Canada because of these metrics, also because of our spectrum and finally, because we have the IDEN network or the Mike network that no one else has in Canada and it will be a better service, going forward, as a result of this transaction. So all in all, a very compelling story going forward for investors on the wireless side of the TELUS organization.

                   Let me now turn the presentation on slide 15 back over to John and he'll take you through some of the financing highlights. John?

J. Wheeler:        Thanks, George. I'm going to cover financing and valuation impacts of this excellent deal. I'm on slide 15. TELUS will be financing this transaction with $7.7 billion in bank bridge financing.

                   The facility will finance the cash portion of the acquisition and allow us to refinance existing debt where necessary or desirable. The facility will also contain provisions for a revolving credit facility that can be used for general corporate purposes. These loans are fully under-written by TD Securities and J.P. Morgan and we'll be seeking an investment-grade debt rating and plan to refinance up to $5 billion in the public debt markets.

                   Turning now to slide 16, consideration for Clearnet was structured as a 50-50 mix of cash and TELUS stock in order to achieve three goals. First was the ability to finance future growth in the data and Internet space by preserving a strong balance sheet and a healthy cash flow. Second, we're seeking to maintain investment-grade credit ratings and third, we are
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                                                                  Res. #16198950
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                   going to be maintaining our TELUS dividend in order to meet the expectations of our existing shareholders.

                   Let's now move on to slide 17 and look at our pro forma balance sheet on June 30th, 2000, as if the transaction had already taken place. We will be a $16.3 billion company in terms of assets, including cash of $400 million, plant, property and equipment of $7.4 billion and goodwill of $5.3 billion. We would also maintain a strong capital structure with net debt of $7.6 billion and total shareholders' equity of $6.8 billion. Also, as we move forward, our capital structure will reflect our desire to highlight fully the value in the constituent parts of TELUS, to establish a transaction currency for future growth initiatives and also to pursue the divestiture and monetization of non-core assets where appropriate to highlight value and to refocus resources on our core growth operations.

                   Now, turning to slide 18, we've provided investors with a view of what the new TELUS might look like in 2001. In establishing this guidance, we utilized consensus street analyst views of TELUS and Clearnet and made appropriate adjustments to reflect operating and tax synergies that Darren's already talked about.

                   On the revenue line, the result for new TELUS, including Clearnet, is revenues of $7.4 billion in 2001. At the EBITDA level, using the same method, the new TELUS will have $2.7 billion of EBITDA in 2001, inclusive of $70-$80 million of operating synergies.

                   It's also very important to note that Clearnet, as well as its analysts, are expecting that company to turn EBITDA positive during 2001. In estimating the new TELUS cash net income, analysts can use the following guidance: interest at 8 percent, tax rate in 2001 of 44 percent and finally, for those going to the bottom line, the goodwill of approximately $5 billion from this transaction is going to be amortized over a 20 year period.

                   Moving on to some valuation issues on slide 19, there are several, obviously, a transaction like this raises some valuation issues. First and foremost, the focus of the new TELUS will be on growth in revenues, cash flow and cash earnings and we believe that this should be reflected in the valuation of our stock.

                   First, we need to examine the valuation of Clearnet itself in the context of other recent comparable transactions. On the basis of revenue and subscriber multiples on several past precedents, the offer clearly fell in line with other transactions.

                   Now, some have commented that it appears to be at the high end of Canadian precedent, however, there is no Canadian precedent for this Clearnet transaction. We will be achieving 100 percent control. We're going to be able to take a leading wireless company in western Canada, which covers 24 percent of the population, and extend this into the fast-growing national footprint.

                   We achieve certainty of our national spectrum position and we will achieve substantial synergies upon combination of our wireless business. No other Canadian wireless transaction involved any of these key strategic elements.

                   Turning to slide 20, we note that TELUS needs to be valued on a sum-of-the-parts basis, given the differing characteristics of our three operating businesses. The wireline business value should reflect strong brand, the market position we
                   have and the very strong cash flow that we're generating and growing. TELUS Mobility's valuation should now reflect being the largest national player, which is spectrum rich and has strong operating metrics, as George has already outlined -- and remind you that the new mobility company will be a
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                                                               TELUS CORPORATION
                                                                  Res. #16198950
                                                         Moderator: John Wheeler
                                                        8/30/00 - 2:00 p.m. - MT
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                   national leader in Internet-enabled phones. Our data business generates revenue growth, including from the IP business and it has over 350,000 and strongly growing base of ISP customers and it has leading-edge local portals that will represent increasing value going forward.

                   There's also a more simple method of looking at TELUS as a whole and this method is to compare our valuation multiples to growth rates. Today, TELUS is trading at 2.6 times total 2001 street consensus while our estimated CAGR to 2003 exceeds 8 percent -- this is on the revenue line. TELUS is trading at roughly 7 times adjusted street consensus EBITDA for the next year, while our estimated CAGR to 2003 is 16 percent.

                   Everyone has their own way to value TELUS, but look at all our measures: growth rates, capital flexibility, free cash flow, dividend and valuation multiples. We're convinced TELUS represents the best package of any company in the Canadian telecom sector.

                   Now back to Darren to conclude.

D. Entwistle:      Thanks, John. I'll just wrap up by reiterating our strategy.
                   The strategy for TELUS going forward is to lead the North
                   American market in converging voice, data, IP and mobility solutions, essentially to turn that technology into competitive advantage for business customers and compelling solutions for residential customers.

                   As an organization, the way that we have done this deal signals to the market the way we will behave going forward. We will act decisively. We will act with clarity and focus, targeting data IP and mobility and we will act responsibly as an organization.

                   This is a unique investment opportunity. It's a growth stock that's going to have strong cash flow and cash earnings and I think this contrasts well with the hollow promises of future earnings from many pure growth stock plays or the stifled commercial ambitions of many organizations that have a singular fixation on earnings.

                   I believe TELUS, for the reasons articulated during this conference call, is an excellent investment opportunity, indeed, that it represents the best package of value of any company within the North American telecom sector. We believe that quite fervently and, to be truthful, concurrent with closing of this deal at the end of October we will be pursuing a U.S. listing and taking our investment story to the U.S.

                   I'd like to hand back over to John now and we'll handle Q&A.

J. Wheeler:        OK. Thank you very much, George and Darren. I've got a
                   number of questions that have been put forward to us and I'll just go through them and pose them to you, and if you could please respond to them.

                   The first question is, "Do you really think you'll close by the end of October? What approvals are necessary that could stand in your way?"

D. Entwistle:      OK, I guess the quick answer to that is, yes, we really do feel we'll close between mid and late October. Certainly, the feedback that we've had to date from the regulatory team put together from TELUS and Clearnet is very positive in terms of how things are progressing with both Industry Canada and the Competition Bureau. So we do not foresee any problems to getting the necessary regulatory approvals to close this deal by the end of October.

J. Wheeler:        OK. Thank you, George.
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                   Second question - "How will you deal with the issues of
                   merging two companies with different cultures?" And I'll pass that one over to George first.

G. Cope: Yeah, maybe I'll take a shot at that and answer it. First of all, people need to understand that we're merging 2,600 Clearnet employees, pretty committed to this wireless industry, with 1,500 TELUS Mobility employees, also equally committed to this industry. TELUS Mobility has been the market leader. Fifteen hundred employees that I know, based on the announcement of this transaction, were extremely enthusiastic with this move. The Clearnet employees likewise recognize the value of this national entity and, quite frankly, I think the integration of these organizations is going to be a powerful tool going forward in the market place.

                   The other side of that is 4,100 employees -- both companies up until now are short of resources in this sector. We will do some realignment of some of the skill sets, but, quite frankly, I believe I'm up to the task and, more importantly, given the response from both organizations and the overlap is so minimal in terms of these organizations, we're extremely enthusiastic that that can be executed properly for the market place.

J. Wheeler:        OK. Thank you. And a third question, "If this is such a good deal, why has your share price weakened and what are you doing to help strengthen it?"

D. Entwistle:      OK, well just let me correct you on that, John. It's not a good deal, it's a great deal. Firstly, the strategic, commercial and economic benefits of this deal are undeniable and in the fullness of time that will be reflected in the stock price of this organization.

                   Following announcement we've seen some pressure from two sources -- one, arbitrageurs stepping in, shorting our stock and as well, a transition in our investor base as we move to more of a growth orientation for our organization. I think what should be very encouraging to anyone who's been looking at the performance of our stock, however, over the last 10 days is that since August 23rd the stock has been responding very positively and, as you can see today, the stock on the voting side closed at $40. And let me just draw a line under that. When I joined this organization a little over seven weeks ago, the stock was trading at $39. Well, now it's at $40 and we own Clearnet, or at least we're on the way to owning Clearnet, seeking to close at the end of October and I feel pretty bullish about that and bullish about the prospects for further share price increases going forward.

J. Wheeler:        Thank you, another question for probably you Darren. "What acquisitions are you considering in the IP/data area and how can you finance another large transaction?"

D. Entwistle:      OK, well, as I've said on many occasions we don't start by looking at acquisitions, we start with a strategy and an implementation plan for realizing that strategy. And that implementation plan looks at a range of options from organic development, strategic partnerships through to acquisitions.

                   Areas where we seek to acquire are areas where lead time to market is critical -- and that's certainly true within the data and IP domain -- or where there's a scarcity of resources, particularly in terms of talent and picking up the right amount of data and IP talent to facilitate a realization of our strategy or indeed, to pick up a quality customer base to improve our credentials. Those are some of the things that would lead us to behave in an acquisitive fashion.
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                   On the data and IP front, some of the areas that we may look at going forward are within the local area network, data network integration business because we think that's one of the key building blocks is successfully executing the data and IP strategy and, as well, with respect to IP applications, whether that ranges from web hosting through to application service provision. I'm not going to be any more specific than that at this point in time.

                   I think what is also fair to say is that we'll do things off our own bat, in organic fashion, and also tap in to the key strategic alliance that we have with Verizon and the partnership that we have as a result of that with Genuity, which is a tier one IP player within the U.S. market place.

J. Wheeler:        OK. Another question we have is a question of branding,
                   given that TELUS has strong brands and Clearnet has strong brands, it's: "Just what's going to happen with the brands going forward?"

G. Cope: Well, let me take a shot at that. First of all, there are a lot of questions, not a lot of answers for that today that we can share with you.

                   Let me make sure you understand that it will be TELUS-- TELUS Mobility, particularly the TELUS brand name is the name of the organization. Having said that, both myself and Darren believe we would be foolish to lose, also, the value that's been created in the Clearnet and Mike brands and so I wouldn't be surprised to see things like Mike by TELUS and consumer-focused Clearnet products by TELUS and why don't we come back a little more on that.

                   And frankly, anything we say now just goes into the competitors' hands on that front. So we need a little bit of time to let the right people focus on that. But clearly, we're going to use the best of all brands. Let's make it clear to everyone that TELUS is the organization who's made the acquisition.

J. Wheeler:        OK, thanks, George. Another question, which I think I
                   probably can handle, it's: "After the deal closes, who will own the TELUS shares?"

                   And if -- if you assume that Verizon does not exercise their rights to pick up some more shares, they would fall to 21.7 percent from their current position of 26.6. And, again, that's an assumption that we don't know at this point.

                   There are two other major shareholders that would move in which would be Nextel, at 4.7 percent, and Motorola, at 3 percent, because of their options to take a certain amount of TELUS shares, leaving the public ownership position at just over 70 percent, 70.6 percent, to be exact.

                   Another question we've had is, "Why did you pay such a high premium on the purchase of Clearnet?"

D. Entwistle:      OK, well, I would take issue with paying a high premium. Yes, we did pay a premium, but I think that premium was pretty much middle of the road and certainly that view is corroborated by reports from both investors and analysts.

                   When I say it's in the middle of the road, I'd say middle of the road when I compare it with trading and transaction multiples. Indeed, it's arguable that this type of transaction does not have a precedent, so it's not fair to compare it with other transactions. A couple of things that are unique about this particular deal, one it involved 100 percent of a company, so it
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                   was a complete control position that we moved into, and
                   additionally we've now acquired a market leadership position. Not a lot of other transaction comps have those particular attributes.

                   In addition, I think that the mobile industry in Canada is set for its next spurt of growth, as I articulated in a few slides earlier on in this conference call. And as a result of dealing of doing this deal, we're now positioned to capitalize on it and actually bring together everything that we would like to do on the data, IP and mobility front.

                   And finally, the synergies with respect to this particular deal are material and many of them are unique to TELUS as an organization. To repeat, we will pick up between $32 and $36 per share in synergies that span from operating costs right through to accelerated use of tax loss carry-forwards.

                   So I think all these things, comparison with trading and transaction comps, the 100 percent control position we achieved and the market leadership position we've achieved, the mobile growth that's still to come, the latent potential in that particular area, and our synergies in totality makes this deal an excellent deal from an economic perspective.

J. Wheeler:        OK. Another question is, "You've talked about a non-core
                   asset review and could you give us an idea of what you're thinking at -- what you're thinking of in this area?"

D. Entwistle:      OK. I think any organization that is going to embark upon a strategy that will involve significant investment, be it investments in organic development or, indeed, undertaking acquisitions, should first be disciplined enough to build a war chest, if you will, by culling from the portfolio those assets that are not aligned with the new strategy, those assets that are under-performing and cannot be remedied and, indeed, those assets that have peaked in value. And that's exactly what we're doing right now at TELUS as an organization and I'm not going to identify any of the assets that we've earmarked for disposal because then I think that will undermine the value that we can realize for those assets in the market place, but in totality, we're looking to have a disposal program that will reap about $1 billion worth of benefit.

                   In addition to that, we're also looking at monetizing certain assets, I guess would be a good way of describing it, that we're seeking to make things like our real estate portfolio do a little bit more for us on a go-forward basis. And of course, following this deal, as the market leader, we have some capital structure moves that were not previously available to this organization.

                   And when you look at embarking on an acquisitive path, I've already talked about data and IP being an area that we would be interested in. I think that will complement well with what we do in that area. And, as well, there is no data and IP organization that is similar in size to this particular deal. Typically, the type of opportunities that we would be looking at in the data and IP space would be between $50 and $200 million. So we would be looking at doing a series of acquisitions rather than sort of the big-bang approach that this deal represents over a period of some 12 to 24 months and we would seek to leverage the strength of our balance sheet and the financial flexibility that we still have, even following this deal, and the funds that we will garner through the divestiture program.

J. Wheeler:        OK, well, that's it for questions. I'll just maybe turn it back to Darren for just a very brief sum-up and that will be the call. Thank you very much.
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D. Entwistle:      OK. Again, we feel very exhilarated by the prospects of this business going forward. We think it represents an absolutely excellent investment opportunity and certainly the feedback that we've picked up on the first seven days of our road show is very encouraging for us and the response that we've met from the investment community has almost been uniformly positive.

                   As I've said on previous occasions, TELUS is an organization that's on the move. We're aggressively expanding into central and eastern Canada on both the data/IP and on the mobility front and I expect continued success going forward.

                   The last thing to say is thanks very much for joining us today. I don't know if George wants to add any final words.

G. Cope: No, I'll just add, Darren, thank you. Thank you for taking the time. We know it's a big commitment and please focus on this story. You're going to see some exciting things in the future. Thank you.

J. Wheeler:        Thank you very much and for those that would want more
                   information I would point you both to the TELUS investor relations department and the Clearnet investment relations department and those phone numbers are on your slide, your last slide, which is slide 23.

                   Thanks very much for joining us today.

Operator:          Ladies and gentlemen, that does conclude our conference for today. You may all disconnect and thank you for participating.